SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D/A
                            (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED
            PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO
                    FILED PURSUANT TO 13d-2(A)
                         (Amendment No. 3)


               JW CHARLES FINANCIAL SERVICES, INC.
                         (Name of Issuer)


                  COMMON STOCK $.001 PAR VALUE
                  (Title of Class of Securities)

                           220022-10-7
                          --------------
                          (CUSIP Number)

                         MARSHALL T. LEEDS
                C/O JW CHARLES FINANCIAL SERVICES, INC.
                      980 NORTH FEDERAL HIGHWAY
                            SUITE 310
                     BOCA RATON, FL  33432
                          800-226-2660
     --------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         January 26, 1998
     -------------------------------------------------------
     (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box.  /  /

                    SCHEDULE 13D

CUSIP NO.  0220022-10-7

1.   NAME OF REPORTING PERSON
     IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    Marshall T. Leeds

_________________________________________________________________

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /

                                                            (b) / /

_________________________________________________________________
3.   SEC USE ONLY

_________________________________________________________________
4.   SOURCE OF FUNDS*

     Not applicable to transaction described herein

_________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                / /
_________________________________________________________________
6.   CITIZENSHIP

     Unites States of America
________________________________________________________________
NUMBER OF                7.   SOLE VOTING POWER
SHARES                        618,906 (includes 75,000 shares subject
BENEFICIALLY                  to presently exercisable options)
OWNED BY                      ---------------------------------------
EACH
REPORTING                8.   SHARED VOTING POWER
PERSON WITH                         N/A
                              ---------------------------
                         9.   SOLE DISPOSITIVE POWER
                              618,906 (includes 75,000 shares subject
                              to presently exercisable options)
                              ---------------------------

                         10.  SHARED DISPOSITIVE POWER
                              N/A
_________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     693,906 shares
     ____________________________________________________________

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES                          / /
     ____________________________________________________________

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     16.4%
     ____________________________________________________________

14.  TYPE OF REPORTING PERSON
     IN
     ____________________________________________________________

ITEM 1.   SECURITY AND ISSUER.

          This Amendment to Schedule 13D is filed by Marshall T. Leeds with respect to his ownership of shares of common stock of JW Charles Financial Services, Inc. (the "Issuer"). The Issuer's principal executive offices (the "Offices") are located at 980 North Federal Highway, Suite 310, Boca Raton, Florida 33432

ITEM 2.   IDENTITY AND BACKGROUND.

          Marshall T. Leeds
          c/o JW Charles Financial Services, Inc. at the Offices

          Mr. Leeds is Chairman, Chief Executive Officer, and President of the Issuer.

          During the last five years, Mr. Leeds has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and he was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of (or prohibiting or mandating activities subject to) federal or state securities laws of finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Not applicable to the transactions reported on herein.
                                             Page 3

ITEM 4.   PURPOSE OF THE TRANSACTION.

        This Amendment No. 3 has been filed to report the disposition by Mr. Leeds of an aggregate of 329,600 shares of common stock of the Issuer to three transferees in separate, privately negotiated transactions.

        Mr. Leeds sold 300,000 shares of common stock to Avatex Corporation in a transaction that closed on January 26, 1998, and 20,000 shares to AMIC Securities Limited in a transaction that is closing on February 2, 1998, each for a purchase price of $11.50 per share.
        He transferred 9,600 shares to Putnam, Lovell & Thornton, Inc., a securities brokerage and investment banking firm, as a fee for its services in connection with the above sales. Following the consummation of these dispositions, Mr. Leeds continues to own 618,906 (including 75,000 shares subject to presently exercisable options) shares of common stock, or approximately 16.4% of the Issuer's outstanding common stock, and is the single largest beneficial owner of the Issuer's common stock.

        Mr. Leeds sold the 320,000 shares to provide additional liquidity for personal uses and not for any purpose related to a matter described in this Item 4. As the single largest shareholder and Chairman of the Board and Chief Executive Officer of the Issuer,
        Mr. Leeds continues to have the ability to exercise a controlling influence over the business and policies of the Issuer, although he does not possess the power to control the outcome of any matter that is subject to a vote of the shareholders of the Issuer, whether such a vote is required by law, by rules or policies of The American Stock Exchange, Inc., or by contract with a third party.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) Mr. Leeds owns 618,906 shares (including 75,000 shares subject to presently exercisable options), approximately 16.4% of the Issuer's outstanding common stock.

          (b) Mr. Leeds has sole power to vote and dispose of 618,906 shares (assuming the exercise of presently exercisable options to acquire 75,000 shares), although he is subject to a voting agreement, described in Item 6, with respect to the election of directors of the Issuer.

          (c) As discussed under Item 4, Mr. Leeds disposed of 300,000 shares and 20,000 shares of common stock at a price of $11.50 per share in separate transactions with two purchasers and he also transferred 9,600 shares to Putnam, Lovell & Thornton, Inc. in payment of a commission in connection with the sale of the aforementioned two blocks of shares.

          (d)    Not Applicable

          (e)    Not Applicable

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               In connection with the sales and transfer described under Items 4 and 5, Mr. Leeds agreed to cause the Issuer to enter into a registration rights agreement with each of the three transferees, and the Issuer has done so. The registration rights agreement with the purchaser of the 300,000 shares requires automatic registration of those shares by April 26, 1998, and otherwise grants piggyback registration rights to the purchaser. That agreement is included as Exhibit 1 hereto. The other two agreements grant piggyback rights only, which in each case are identical to the piggyback registration rights in the first agreement.

               From December 1992 until June 11, 1996, Gilman CMG, Inc. or its affiliates (collectively "GCMG") had owned approximately 49% of the Issuer's outstanding common stock, and the Issuer had borrowed an aggregate of $5 million from GCMG in a series of transactions. On May 15, 1995, as a part of the Issuer's repurchase over time of its common stock owned by GCMG, the Issuer and GCMG entered into a Loan Agreement that converted the Issuer's then outstanding indebtedness to GCMG into a $5 million term loan. On June 11, 1996, the Issuer entered into an Amended and Restated Stock Repurchase Agreement
          (the "New Agreement") with GCMG in order to accelerate the immediate repurchase of all the Issuer's shares of common stock owned by GCMG. As part the New Agreement, Mr. Leeds agreed with GCMG to vote for the election as directors of the Issuer an equal number of nominees identified by GCMG, on the one hand, and by Mr. Leeds and another executive officer of the Issuer on the other hand, until such time that the promissory note given by the Issuer to pay a portion of the accelerated repurchase price is paid in full.

               On January 21, 1998, the Issuer announced the execution of an Agreement and Plan of Combination with Genesis Merchant Group Securities LLC ("Genesis") and certain of its members and other parties (the "Combination Agreement"), pursuant to which it is proposed that the Issuer will acquire Genesis in a transaction in which the Issuer and Genesis will be combined together (the "Combination") as subsidiaries of a new holding company that will succeed the Issuer as a public company registered under the Securities Exchange Act of 1934, as amended. The Combination Agreement is subject to several conditions for its consummation, including the affirmative approval of the combination by holders of a majority of the Issuer's outstanding shares of common stock.
          Mr. Leeds has agreed to vote his shares of common stock in favor of the combination. The Issuer is presently engaged in taking actions necessary to hold a shareholders meeting for the taking of that vote and otherwise to perform its obligations for consummation of the Combination.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1.  Registration Rights Agreement, dated January
                      21, 1998 between Avatex Corporation, Marshall
                      T. Leeds and JW Charles Financial Services, Inc.

          Exhibit 2. Stock Sale Agreement by and Between Marshall T. Leeds and Avatex Corporation, dated January 21, 1998.

          Exhibit 3 Loan Agreement between Gilman CMG, Inc. and JW Charles Financial Services, Inc. dated May 15, 1995 (incorporated by reference to Exhibit 10(b) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1995).

          Exhibit 4   Amended and Restated Stock Purchase Agreement among
                      JW Charles Financial Services, Inc., Gilman CMG, Inc., Marshall T. Leeds and Joel E. Marks dated June 1996 (incorporated by reference to Item 7(c)(i) of the Company's Quarterly report on Form 10-Q for the period ending June 30, 1996).
SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



/s/ Marshall T. Leeds
Marshall T. Leeds
Chairman/CEO



Date:  January 30, 1998
      ----------------------